

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2008

<u>Via U.S. Mail and Facsimile</u>

Curtis W. Mewbourne
President and Director
Mewbourne Energy Partners 07-A, L.P.
3901 South Broadway
Tyler, Texas 75701

> **Re: Mewbourne Energy Partners 07-A, L.P.**
> **Amendment No. 1 to Form 10**
> **Filed June 20, 2008**
> **File No. 0-53190**

Dear Mr. Mewbourne:

We have reviewed your amended filing and your response letter dated June 20, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 2

1. We note your response to prior comment eight and the description of the Drilling Program Agreement. Although you provide a cross reference to the more detailed disclosure commencing on page 18, you should facilitate securityholders' understanding of the program by disaggregating the description of the Drilling Program Agreement from the description of the Partnership Agreement. Also, please include under this heading, a cross-reference to the more detailed disclosure regarding the allocation of costs and revenues that appears on page 13 of the registration statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Branch Chief at (202) 551-3461 if you have questions regarding the accounting comments. Please contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mellissa Campbell Duru
        Gary Newberry
        Jim Murphy
        Sean Donahue
        Chris White
        Rob Little 214-999-7931